Exhibit 1
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FOR IMMEDIATE RELEASE                                                2 June 2009


                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE
                      -------------------------------------
                          FOR FIRST FOUR MONTHS OF 2009
                          -----------------------------


                         REPORTED REVENUES UP ALMOST 34%
                         -------------------------------

                     CONSTANT CURRENCY REVENUES UP OVER 10%
                     --------------------------------------

                      LIKE-FOR-LIKE REVENUES DOWN ALMOST 7%
                      -------------------------------------


The following statement was made by the Chairman at the Company's 37th Annual General Meeting held in Dublin at noon today:

"First, a few comments on current trading over the first four months of this year.

On a reportable basis, worldwide revenues were up 33.7%. In constant currencies, revenues were up 10.3%, principally reflecting the weakness of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were down 6.7%.

The first four months reflect the acquisition of Taylor Nelson Sofres plc ("TNS"), which was completed on 29 October 2008. The pattern of trading continues to be similarly difficult to the first quarter, although April was worse.

As in the first quarter, the economic pressure was most keenly felt in the United States and this has spread to the United Kingdom and Continental Europe, although Eastern Continental Europe still shows revenue growth for the first four months of 2009. Despite these difficult trading conditions, some other parts of the world continued to show resilience, with Latin America and Africa still showing like-for-like growth. As in the first quarter, some countries were more affected, such as Spain, Italy, the Netherlands and Denmark, but others such as Russia and Poland performed relatively better year to date. In Asia Pacific, Australia, Japan, Singapore and South Korea continued to be difficult, but mainland China still showed like-for-like growth, with India having a tougher April, in front of the General Election.

By communications services sector, advertising and media investment management continues to be the least affected by the recession on a like-for-like basis, with public relations and public affairs and branding and Identity, healthcare and specialist communications (including direct,
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AGM - Trading Statement

internet and interactive) a little more affected and information, insight and consultancy most affected.

Although revenues were below budget for the first four months of 2009, headline operating profit and headline operating margin were both above budget. Profit before tax, mainly as a result of the first-time amortisation of intangible assets in relation to TNS, higher interest charges and incremental severance costs, was down significantly on the previous year.

Our first quarter revised forecasts show that, on a like-for-like basis, revenues are likely to decline in the mid-single digits. As a result, the Group's operating companies are reducing headcount and associated staff costs, in line with the forecast revenue decline. In the first four months of 2009 the number of people in the Group fell by almost 4,300 or 3.7%, in comparison to the pro-forma figure at 31 December 2008. Over half of the people who left, did so on a voluntary basis.

For the remainder of 2009 the short-term focus will continue to be on balancing staff costs and headcount, against the fall in revenues. In the medium and longer term the Group's strategy remains focused on six objectives: increasing operating profit by 10% to 15% per annum; increasing operating margins by half to one margin point per annum; reducing staff cost to revenue ratios by up to
0.6 margin points per annum; growing revenue faster than industry averages; continuing to improve our creative reputation and stimulating co-operation among Group companies.

Average net debt for the first four months of this year was (pound)3.499 billion, compared to (pound)2.219 billion in 2008, at 2009 average exchange rates, an increase of (pound)1.280 billion, a continuing improvement over the first quarter net debt figures. Average net debt reflects the net acquisition cost of TNS and smaller acquisitions and earnout payments totalling (pound)1.0 billion, debt acquired on the acquisition of TNS of (pound)578 million and (pound)21 million spent on share repurchases during the last twelve months. Net debt at 30 April 2009 was (pound)3.574 billion compared to (pound)2.412 billion in 2008 (at constant exchange rates). The current net debt figure compares with a market capitalisation of (pound)6.0 billion, giving an enterprise value of (pound)9.6 billion. Currently free cash flow amounts to over (pound)900 million, or $1.4 billion per annum. Capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long-term.

In the first four months of 2009, the Group made acquisitions or increased equity interests in advertising and media investment management in Italy, Portugal and South Africa; in information, insight & consultancy in the United Kingdom; in public relations and public affairs in Poland; in direct, internet and interactive in France and Hong Kong; in digital in the United States and in healthcare in France.

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AGM - Trading Statement

As noted in the 2008 Preliminary Announcement, the cost of the acquisition of TNS was (pound)1.6 billion and was funded principally by debt. At the time of the acquisition it was announced that for two years following this acquisition, the Group's share buy-back programme will be targeted at a rate of 1% per annum and dividend growth at 15% per annum, subject to review by the Board. These actions, together with a reduced level of acquisition spend targeted at (pound)100 million per annum, are expected to generate surplus cash and a reduction in the borrowing levels. In the first four months of 2009, 2.4 million ordinary shares, equivalent to 0.2% of the share capital were purchased at an average price of (pound)3.92 per share and total cost of (pound)9.5 million. All of these shares were purchased in the market.

On 19 May 2009 the Group issued (pound)450 million of 5.75% convertible bonds due May 2014. The conversion price has been set at 600 pence per share. The net proceeds of the offering will be used to pay debt drawn under the (pound)650 million term facility, which was raised during 2008 to assist in the purchase of TNS, which has a final maturity date of July 2010.

Professionally, the parent company's objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication, as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development, where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications.

In addition, we seek to continue to improve our creative product in as broadly a defined sense as possible, by recruiting, developing and retaining excellent talent, acquiring outstanding creative businesses, recognising and celebrating creative success.

The one great certainty in times of great uncertainty is that every business re-examines its ways of working with a heightened intensity. Routines and

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
AGM - Trading Statement

habits and long-standing relationships are no longer taken for granted. As if for the first time, every expenditure has to demonstrate its worth - or run the risk of de-selection.

For a company such as WPP, operating in some of the world's most competitive markets, this is both a serious challenge and an inspiring opportunity. Over the next few months, our clients and prospective clients will be more than ever eager to find elegant and inventive solutions to their marketing goals; where success depends more on the compelling nature of the idea itself than on the sheer weight of money put behind it. It will undoubtedly be a time that tests the value of the marketing services industry and the relative merits of those companies who comprise it, more than at any other time in living memory.

And that is a reality that we welcome - because WPP is hugely fortunate in the quality and the talent of our companies' leaders. These are people of remarkable experience who see the turbulent times ahead as an opportunity to prove and re-prove their worth and - by doing so, on merit - to make competitive gains.

It is that knowledge that enables your board to contemplate the future with considerable confidence. So on behalf of both our management and our share owners, I would like to close this statement with warm and grateful acknowledgement of all those talented men and women in our operating companies. In serving their clients wonderfully well, they serve this company, too. We thank them sincerely - and wish them much professional success and personal happiness.


For further information, please contact:

Sir Martin Sorrell      }
Paul Richardson         }               44 (0) 20 7408 2204
Feona McEwan            }

Fran Butera                             (1) 212 632 2235
www.wpp.com
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This press release may contain forward-looking  statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

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